sapa

05-04-20



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SUPPL



Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press releases of 19 April 2005:

Bulletin from the Sapa AB Annual General Meeting and
Sapa Interim report January–March 2005

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

Magnus Wittbom
General Counsel

Enclosure

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

sapa

Press Release

19 April 2005

Bulletin from the Sapa AB Annual General Meeting

In his speech before the Annual General Meeting in Stockholm, President and CEO Kåre Wetterberg commented on and summarised the development of the full year 2004, and presented the result for the first quarter 2005.

The Annual General Meeting approved the proposed dividend to shareholders of SEK 5.50 per share. The record date was determined as Friday, 22 April, 2005. The dividend is scheduled to be paid on Wednesday, 27 April, 2005.

The Meeting discharged the members of the Board and the Presidents and CEOs from responsibility for 2004 operations.

The Meeting decided that the Board shall consist of seven members and no deputies, upon Staffan Bohman having declined reelection. The meeting re-elected Karin Aslaksen, Anders Carlberg, Ole Enger, Lennart Evrell, Leif Gustafsson, Baard Haugen and Mats Qviberg as directors of the Board.

The meeting elected PricewaterhouseCoopers AB as auditors of the company for a term of four years.

At a Board meeting following the General Meeting, Ole Enger was appointed Chairman of the Board of Directors.

Stockholm, 19 April, 2005

The Board of Directors

Sapa AB

For further information, please contact Gabriella Ekelund, Communications Manager, tel: +46-70-953 08 53.

sapa

Press release

19 April 2005

Sapa

Interim report
January–March 2005

- Earnings per share amounted to SEK 2.44 (3.63).
- Profit after tax declined by 33 per cent to MSEK 89 (132).
- Net sales rose by 2 per cent to MSEK 3,531 (3,475).
- Operating profit amounted to MSEK 151 (217).

Sapa in brief	**Jan-Mar 2005**	Jan-Mar 2004	%
Net sales, MSEK	**3,531**	3,475	+2
Operating profit, MSEK	**151**	217	-30
Operating margin, %	**4.3**	6.2	
Profit before tax, MSEK	**129**	190	-32
Profit after tax, MSEK	**89**	132	-33
Earnings per share, SEK	**2.44**	3.63	-33
Cash flow after investments, MSEK[1]	**-87**	70	
Deliveries, tonnes	**98,160**	99,540	-1
Debt/equity ratio	**0.51**	0.57	

[1] Excluding company acquisitions/divestments

"The business situation for Profiles in Europe was relatively weak during the quarter. Lower demand, combined with increased aluminium metal costs, induced pressure on margins. In the US, on the other hand, the demand situation is favourable and Profiles in the US continues to have a good result. The market situation for Heat Transfer continues to be favourable and delivered volumes rose during the first quarter of the year," comments Kåre Wetterberg, President and CEO of Sapa.

For further information, please contact
Kåre Wetterberg, President and CEO, tel. +46 8-459 59 11,
or Stefan Thorheim, CFO, tel. +46-8-459 59 17.

sapa

JANUARY–MARCH 2005

Sapa	**Jan-Mar 2005**	Jan-Mar 2004	Jan-Mar 2003	Jan-Mar 2002	Jan-Mar 2001
Net sales, MSEK	**3,531**	3,475	2,758	2,821	3,126
Operating profit, MSEK	**151**	217	166	118	179
Operating margin, %	**4.3**	6.2	6.0	4.2	5.7
Profit before tax, MSEK	**129**	190	152	99	114
Deliveries, tonnes	**98,160**	99,540	76,790	70,660	77,990

(Excluding Eurofoil and Autoplastic, which were divested in 2001)

Delivered volumes for the first quarter of 2005 amounted to 98,160 tonnes (99,540), a decline of 1 per cent. Volumes were down 4 per cent for Profiles while Heat Transfer's volumes rose by 6 per cent.



Deliveries, tonnes
120 000
100 000
80 000
60 000
40 000
20 000
0
Q1-02
Q1-03
Q1-04
Q1-05

Consolidated net sales rose by 2 per cent to MSEK 3,531 (3,475). Currency effects from the translation of foreign subsidiaries to SEK affected net sales negatively by 1 per cent, corresponding to MSEK 51. A higher aluminium metal price had a positive impact on net sales. Measured in EUR and SEK, the price of aluminium metal listed on the LME was approximately 8 per cent higher during the quarter than during the corresponding period in 2004.

Operating profit for the first quarter of 2005 amounted to MSEK 151 (217). Currency effects from translation to SEK had a marginally negative effect of MSEK 1.



Operating profit, MSEK
300
250
200
150
100
50
0
Q1-02
Q1-03
Q1-04
Q1-05

Profiles' operations in Europe – especially in Germany, the UK and the Benelux countries – experienced a relatively weak market situation, with lower order bookings than in the year-earlier period. The weaker demand situation has led to some pressure on margins. The announced efficiency programme for the Profiles' operation in Sweden begun during the first quarter, although the effects of this programme cannot yet be seen in earnings. Profiles in the US continued to encounter a favourable market situation in most sectors and earnings are on par with the preceding year.

Building System has had experienced a lower demand than normal during the quarter, partly owing to the particularly long winter in Continental Europe. However, a recent improvement has been noted in order bookings. The efficiency programme in Sapa Portugal, commenced during 2004, has partly been carried out and is starting to produce effect. The operating profit is, however, lower than for the corresponding period last year. No improvement has taken place in the Portuguese construction market.

Heat Transfer had another strong quarter, with rising volumes. The market situation for both the Swedish and Chinese operations appears to be stable for the coming quarter.

The operating margin declined to 4.3 per cent (6.2). Return on capital employed for the most recent 12-month period was 10 per cent (13). The corresponding figure for the first quarter was 10 per cent (14).

Net financial items amounted to an expense of MSEK 22 (expense: 27). The average net debt was MSEK 2,017 (2,141). Profit before tax declined to MSEK 129 (190). The Group's tax expense was MSEK 40 (57), corresponding to a tax rate of 31 per cent (30). Earnings per share amounted to SEK 2.44 (3.63) and return on equity was 10 per cent (12) for the most recent 12-month period.


Earnings per share, SEK
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05

Sapa	**Jan-Mar 2005**	Oct-Dec 2004	Jul-Sep 2004	Apr-Jun 2004	**Jan-Mar 2004**
Net sales, MSEK	**3,531**	3,359	3,427	3,729	**3,475**
Operating profit, MSEK	**151**	49	158	259	**217**
Operating margin, %	**4.3**	1.4	4.6	6.9	**6.2**
Profit before tax, MSEK	**129**	49	127	232	**190**
Deliveries, tonnes	**98,160**	91,210	93,150	105,260	**99,540**

sapa

FINANCING AND CASH FLOW

At the end of the quarter, the Group had a debt/equity ratio of 0.51 (0.57). Net debt, which amounted to MSEK 2,097 (2,257) at the end of the period, is distributed as follows (MSEK):

	31 Mar 2005	31 Mar 2004	31 Dec 2004
Liquid funds	**-496**	-565	-577
Current financial receivables	**-15**	-15	-13
Financial liabilities	**2,126**	2,343	2,023
Pension provisions	**482**	494	478
Net debt	**2,097**	2,257	1,911

Cash flow after investments (excluding company acquisitions/divestments) was negative in an amount of MSEK 87 (negative: 70). Cash flow was impacted negatively in an amount of MSEK 220 through higher working capital. A slightly higher investment level also impacted negatively on cash flow by MSEK 99 (84).

INVESTMENTS

At MSEK 99 (84), the level of investment during the quarter was slightly higher than the year-earlier period. This can be compared with depreciation of MSEK 111 (119) during the quarter. Major investment projects in progress include the construction of a vertical anodising plant at Sapa Profiler in Vetlanda, the capacity investment at Sapa Heat Transfer Shanghai that will more than double capacity to 44,000 tonnes, and the investment in a third profile press in Poland. The first two of these projects are scheduled to be put into operation during the first half of 2006, and the third profile press in Poland at the end of 2005.

PERSONNEL

The average number of employees during the period was 7,830 (7,817). The main changes are a reduction in Sapa Portugal's staff by 70 persons and an increase of 45 persons at Heat Transfer Shanghai.

THE SHARE

Orkla ASA announced in a press release dated 15 April 2005 that, through its bid for Sapa, it had received shares that, together with the Elkem subsidiary, correspond to 98.6 per cent of the capital and votes. Orkla also announced that it intends to commence compulsory redemption proceedings for the remaining shares in Sapa as soon as possible and that it plans to de-list the Sapa share from the Stockholm Stock Exchange in the near future.

For those shareholders who accepted Orkla's bid of SEK 187 per share, this implies value growth of 134 per cent, including reinvested dividends, since the share was listed in 1997. The All-Share index, including dividends, has risen by 67 per cent during the same period. Ahead of the Annual General meeting on 19 April, the Board of Directors has proposed a dividend of SEK 5.50 (6.25).

OTHER

Changed accounting principles

As of 2005, Sapa AB applies IFRS. The effects of the transition to IFRS are described in a separate appendix to this report.

sapa

Repurchase of shares
No shares were repurchased during the interim period. A total of 798,830 shares had been repurchased by the end of the interim period. The average repurchase price is approximately SEK 162. The repurchased shares represent 2.1 per cent of the total number of shares. The number of outstanding shares was 36,520,863.

Sapa AB (publ)
Stockholm, 19 April 2005

KÅRE WETTERBERG
President and CEO

The report also includes:
Consolidated income statement in summary
Consolidated balance sheet in summary
Consolidated key figures
Changes in shareholders' equity
Consolidated cash flow
Segment reporting
Accounting principles
Effects of transition to International Financial Reporting Standards (IFRS)

Financial calendar 2005

Interim report for the second quarter	19 July 2005
Interim report for the third quarter	18 October 2005
Year-end report 2005	February 2006

This report has not been audited by the Company's auditors.

sapa

THE SAPA GROUP

Income statement MSEK	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004
Net sales	**3,531.2**	3,474.8	13,990.2
Cost of goods sold	**-2,836.2**	-2,719.1	-11,146.8
Gross profit	**695.0**	755.6	2,843.3
Selling and administrative costs	**-540.4**	-542.4	-2,162.0
Other operating revenues and expenses	**-3.9**	3.7	24.9
Operating profit	**150.8**	216.9	706.2
Financial items	**-21.6**	-27.1	-84.3
Profit after financial items	**129.2**	189.7	621.9
Tax	**-40.2**	-57.4	-175.8
Profit for the year [1]	**89.0**	132.3	446.1
[1] Attributable to parent company shareholders	89.0	132.1	444.9
Attributable to minority interests	0.0	0.2	1.2
Earnings per share, SEK	**2.44**	3.63	12.23
Earnings per share after dilution, SEK	**2.44**	3.62	12.23

Balance sheet MSEK	31 Mar 2005	31 Mar 2004	31 Dec 2004
Intangible fixed assets	**937.1**	981.4	899.6
Tangible fixed assets	**3,001.6**	2,974.4	2,960.6
Financial fixed assets	**143.3**	226.7	129.1
Inventories	**2,052.6**	1,863.5	1,959.2
Current receivables	**3,192.0**	3,177.7	2,840.5
Liquid funds	**496.4**	565.0	577.4
Total assets	**9,823.1**	9,788.8	9,366.4
Shareholders' equity	**4,112.9**	3,933.7	3,947.5
Long-term liabilities	**2,449.2**	2,336.9	2,420.0
Current liabilities	**3,260.9**	3,518.2	2,998.8
Total shareholders' equity and liabilities	**9,823.1**	9,788.8	9,366.4

Key figures and other information[1]	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004
Operating margin, % [2]	**4.3**	6.2	4.9
Capital turnover rate, multiple	**2.3**	2.1	2.3
Return on capital employed, % [2]	**10.2**	13.0	11.3
Return on shareholders' equity, %	**10.2**	12.3	11.4
Net margin, %	**2.5**	3.8	3.2
Average number of outstanding shares, 000s	**36,521**	36,449	36,478
Earnings per share, SEK	**2.44**	3.63	12.23
Earnings per share after dilution, SEK	**2.44**	3.62	12.23
Shareholders' equity per share, SEK	**112.62**	108.11	108.09
Cash flow per share, SEK [3]	**-2.39**	1.92	8.52
Equity/assets ratio, %	**42**	40	42
Debt/equity ratio	**0.51**	0.57	0.48
Net debt, MSEK	**2,097**	2,257	1,911
New and replacement investments, MSEK	**99**	84	512
Average number of employees	**7,830**	7,817	7,904

[1]Return calculated based on rolling 12-month values.
[2]Excluding non-recurring items (capital gain of MSEK 24 in 2004)
[3]After investments, excluding company acquisitions.

sapa

THE SAPA GROUP

Changes in shareholders' equity MSEK	Jan-Mar 2005	Jan-Mar 2004
Opening balance	**3 947,5**	3 762,8
Changed accounting principle IAS 39	**11,4**	-
Effect of cash-flow hedging	**-5,2**	-
Translation differences	**70,2**	54,7
Conversion of debentures/redemption of warrants	**-**	0,3
Repurchase of shares	**-**	-16,4
Profit for the period	**89,0**	132,3
Closing balance	**4 112,9**	3 933,7

The closing balance of shareholders' equity includes a minority interest of MSEK 5.2 (4.1).

Cash flow MSEK	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004
Operating profit	**150.8**	216.9	706.2
Depreciation	**111.2**	119.1	451.2
Other items not affecting liquidity	**10.8**	3.4	-71.6
Interest received/paid	**-11.9**	-18.5	-66.3
Income tax paid	**-28.4**	-31.7	-175.6
Change in working capital	**-220.5**	-140.5	-53.8
Cash flow from ongoing operations	**12.0**	148.7	790.1
New and replacement investments	**-99.1**	-83.7	-511.7
Company acquisitions/divestments	**-**	-	90.1
Sales of fixed assets and changes in financial fixed assets	**-0.2**	5.3	32.5
Cash flow after investments	**-87.3**	70.3	401.0
Financing	**-8.4**	-76.6	-173.2
Share issue/repurchase of shares	**-**	-16.1	2.3
Dividend	**-**	-	-227.4
Cash flow	**-95.7**	-22.4	2.7

Segment reporting MSEK	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004
Consolidated net sales	**3,531**	3,475	13,990
Of which			
Profiles	**2,365**	2,343	9,287
Building System	**685**	695	2,842
Heat Transfer	**607**	563	2,383
Other and eliminations	**-126**	-126	-522

Accounting principles

This interim report has been prepared in accordance with IAS 34, Interim reports. Effective from 2005, Sapa AB applies IFRS. Figures for the 2004 comparison year have been adjusted in accordance with IFRS. The effects of the transition to IFRS are detailed in the appendix. IAS 32 and 39, which deal with financial instruments are applied effective from January 1, 2005 with no adjustment of figures for 2004.

sapa

Appendix to interim report, January-March 2005, Sapa AB

Effects of the transition to International Financial Reporting Standards (IFRS)
Effective 1 January 2005, Sapa AB applies International Financial Reporting Standards (IFRS). This appendix provides a review of the new accounting principles and their effect on Sapa.

Bridge between closing balance in accordance with the Swedish accounting principles for 2003 and the opening balance at 1 January 2004 in accordance with IAS/IFRS:

Balance sheet MSEK	Closing balance 2003	Employee benefits	Financial leasing	IFRS 3 and other effects	IFRS opening balance 1 Jan 2004
Intangible fixed assets	1,017.6	-	-	-69.4	948.2
Tangible fixed assets	2,942.2	-	21.3	-	2,963.5
Financial fixed assets	187.2	34.9	-	-	222.1
Current assets	5,073.1	-	-	-	5,073.1
Total assets	9,220.1	34.9	21.3	-69.4	9,206.9
Shareholders' equity	3,879.7	-58.8	7.5	-65.6	3,762.8
Minority interest in shareholders' equity	3.8	-	-	-3.8	-
Long-term liabilities	2,324.6	87.7	3.9	-	2,416.2
Current liabilities	3,012.0	6.0	9.9	-	3,027.9
Total shareholders' equity and liabilities	9,220.1	34.9	21.3	-69.4	9,206.9

Effect on consolidated income statement and balance sheet for Q1, 2004:

Income statement MSEK	Acc. to Sw. accounting principles Q1, 2004	Financial leasing	IFRS 3 and other effects	Total effect from IFRS Q1, 2004	Acc. to IFRS Q1, 2004
Net sales	3,474.8	-	-	-	3,474.8
Cost of goods sold	-2,719.7	0.6	-	0.6	-2,719.1
Gross profit	755.0	0.6	-	0.6	755.6
Selling and administrative expenses	-558.5	-	16.1	16.1	-542.4
Other operating revenues and expenses	3.7	-	-	-	3.7
Operating profit	200.2	0.6	16.1	16.7	216.9
Financial items	-27.0	-0.1	-	-0.1	-27.1
Profit before tax	173.2	0.4	16.1	16.5	189.7
Tax	-57.2	-0.2	-	-0.2	-57.4
Minority share of profit for the year	-0.2	-	0.2	0.2	-
Profit for the year	115.8	0.2	16.3	16.5	132.3
Attributable to:					
Parent company shareholders	-	-	-	-	132.1
Minority interests	-	-	-	-	0.2
Profit for the year	-	-	-	-	132.3

sapa

Income statement MSEK	Acc. to Sw. accounting principles Q1, 2004	Financial leasing	IFRS 3 and other effects	Total effect from IFRS Q1, 2004	Acc. to IFRS Q1, 2004
Net sales	**3,474.8**	-	-	-	**3,474.8**
Cost of goods sold	**-2,719.7**	0.6	-	0.6	**-2,719.1**
Gross profit	**755.0**	0.6	-	0.6	**755.6**
Selling and administrative expenses	**-558.5**	-	16.1	16.1	**-542.4**
Other operating revenues and expenses	**3.7**	-	-	-	**3.7**
Operating profit	**200.2**	0.6	16.1	16.7	**216.9**
Financial items	**-27.0**	-0.1	-	-0.1	**-27.1**
Profit before tax	**173.2**	0.4	16.1	16.5	**189.7**
Tax	**-57.2**	-0.2	-	-0.2	**-57.4**
Minority share of profit for the year	**-0.2**	-	0.2	0.2	**-**
Profit for the year	**115.8**	0.2	16.3	16.5	**132.3**
Attributable to:					
Parent company shareholders	**-**	-	-	-	**132.1**
Minority interests	**-**	-	-	-	**0.2**
Profit for the year	**-**	-	-	-	**132.3**

Balance sheet MSEK	Acc. to Sw. accounting principles Q1, 2004	Financial leasing	IFRS 3 and other effects	Total effect from IFRS Q1, 2004	Acc. to IFRS Q1, 2004
Intangible fixed assets	**1,035.7**	-	-54.3	-54.3	**981.4**
Tangible fixed assets	**2,952.9**	21.6	-	21.6	**2,974.4**
Financial fixed assets	**226.7**	-	-	-	**226.7**
Current assets	**5,606.2**	-	-	-	**5,606.2**
Total assets	**9,821.5**	21.6	-54.3	-32.7	**9,788.8**
Shareholders' equity	**3,975.9**	8.0	-50.2	-42.2	**3,933.7**
Minority interest in shareholders' equity	**4.1**	-	-4.1	-4.1	**-**
Long-term liabilities	**2,323.3**	13.6	-	13.6	**2,336.9**
Current liabilities	**3,518.2**	-	-	-	**3,518.2**
Total shareholders' equity and liabilities	**9,821.5**	21.6	-54.3	-32.7	**9,788.8**

sapa

Effect on consolidated income statement and balance sheet for 2004:

Income statement MSEK	Acc. to Sw. accounting principles 2004	Financial leasing	IFRS 3 and other effects	Total effect from IFRS 2004	Acc. to IFRS 2004
Net sales	**13,990.2**	-	-	-	**13,990.2**
Cost of goods sold	**-11,148.8**	2.0	-	2.0	**-11,146.8**
Gross profit	**2,841.3**	2.0	-	2.0	**2,843.3**
Selling and administrative expenses	**-2,226.1**	-	64.1	64.1	**-2,162.0**
Other operating revenues and expenses	**24.9**	-	-	-	**24.9**
Operating profit	**640.1**	2.0	64.1	66.1	**706.2**
Financial items	**-83.8**	-0.5	-	-0.5	**-84.3**
Profit before tax	**556.3**	1.5	64.1	65.6	**621.9**
Tax	**-175.3**	-0.5	-	-0.5	**-175.8**
Minority share of profit for the year	**-1.2**		1.2	1.2	**-**
Profit for the year	**379.8**	1.0	65.3	66.3	**446.1**
Attributable to:					
Parent company shareholders	**-**	-	-	-	**444.9**
Minority interests	**-**	-	-	-	**1.2**
Profit for the year	**-**	-	-	-	**446.1**

Balance sheet MSEK	Acc. to Sw. accounting principles 2004	Financial leasing	IFRS 3 and other effects	Total effect from IFRS 2004	Acc. to IFRS 2004
Intangible fixed assets	**908.4**	-	-8.8	-8.8	**899.6**
Tangible fixed assets	**2,940.2**	20.4	-	20.4	**2,960.6**
Financial fixed assets	**129.1**	-	-	-	**129.1**
Current assets	**5,377.1**	-	-	-	**5,377.1**
Total assets	**9,354.8**	20.4	-8.8	11.6	**9,366.4**
Shareholders' equity	**3,942.7**	8.5	-3.7	4.8	**3,947.5**
Minority interest in shareholders' equity	**5.1**	-	-5.1	-5.1	**-**
Long-term liabilities	**2,408.1**	11.9	-	11.9	**2,420.0**
Current liabilities	**2,998.8**	-	-	-	**2,998.8**
Total shareholders' equity and liabilities	**9,354.8**	20.4	-8.8	11.6	**9,366.4**

Changes in accounting principles

Effective 1 January 2005, Sapa AB applies International Financial Reporting Standards (IFRS). Although the recommendations of the Swedish Financial Accounting Standards Council have gradually been adapted to IFRS, a number of differences remain. The transition from accounting according to Swedish principles to IFRS entails specific requirements for the initial accounts according to the new regulations. This means that the accounts for the comparison year 2004 given here have been adjusted in accordance with IFRS.

Special transitional rules are given in *IFRS1 First-time Adoption of International Financial Reporting Standards*. The effects on Sapa's profits and position are partly dependent on the choices Sapa has made in areas where different options exist.

IAS 19: Employee benefits
For 2003 and prior periods, the accounting of defined-benefit pension plans and other employee benefits followed Swedish and local accounting regulations and recommendations. The new recommendation RR29 Employee Benefits, which largely corresponds to IAS 19, came into effect on 1 January 2004. This entails defined-benefit pension plans now being reported in a consistent manner throughout the Group. The opening balance for pensions was adjusted on 1 January 2004 without the comparison figures being adjusted, which is in accordance with the transitional rules for RR29. The transition to RR29 has been reported as a change of accounting principle in accordance with RR5 Reporting of change of accounting principle, resulting in an increase in the pension liability by MSEK 91.2 and a reduction in the opening balance of shareholders' equity by MSEK 58.8 after taking into account deferred tax effects of MSEK 26.3 and special payroll taxes in Sweden.

IFRS 3: Business Combinations
IFRS 3 Business Combinations was adopted on 31 March 2004. Sapa has not made any adjustments for acquisitions made prior to the date on which IFRS 3 came into effect. No acquisitions were made during 2004. Under IFRS 3, goodwill amortization has ceased and is replaced by annual impairment testing regardless of whether or not there is any indication that goodwill values need to be written down.

At the end of 2003, no indications were noted that write-downs were necessary. In determining opening balances at 1 January 2004, goodwill was tested for impairment. Following this review, it was ascertained that there existed a need to write-down goodwill in Portuguese operations. The review showed that the underlying reasons for the write-down existed already at the beginning of 2004. Consequently a goodwill write-down of MSEK 69.4 was charged against the opening balance.

Goodwill write-downs charged against profits for 2004 have been reversed when 2004, adjusted in accordance with IFRS, is given as comparison year.

IFRS 2: Share-based payments
IFRS 2 deals with share-based payments. The standard was adopted on 7 September 2002 and shall be applied to plans with subsequent allocation dates and accrual dates from 1 January 2005 or later. Sapa has a plan that matures in March 2005, which is not assessed according to this recommendation.

IAS 16: Property, Plant and Equipment
The clarified requirements concerning component depreciation have largely already been applied by Sapa and consequently the opening balance at 1 January 2004 is not affected.

IAS 17: Leases
Sapa applies RR 6 Leasing agreements for agreements entered after 1996. Financial leasing agreements entered before 1997 could, according to this recommendation, be reported as operational leasing. Sapa has leasing agreements for buildings, entered before 1997, which have been reported as operational leasing but which, with the transition to IFRS, are now reported as financial leasing. This change has increased the opening balance of shareholders' equity at 1 January 2004 by MSEK 7.5 after tax.

Other changes
With the transition to IFRS, the minority share of shareholders' equity has been reclassified to be included in consolidated shareholders' equity.

Sapa has elected to reset accumulated translation differences in shareholders' equity to zero at 1 January 2004, in accordance with IFRS 1.

sapa

Sapa's financial key figures

- Net sales have not been affected by the transition to IFRS.
- Operating profit has been affected by IFRS 3 and other effects by MSEK 16.5 for the first quarter of 2004 and by MSEK 66.1 for the 2004 full year, primarily due to the reversal of goodwill amortization.
- Profit before tax has been affected by IFRS by MSEK 16.5 for the first quarter of 2004 and by MSEK 65.6 for the 2004 full year.
- Profit for the year has been affected by IFRS by MSEK 16.5 for the first quarter of 2004 and by MSEK 66.3 for the 2004 full year.
- The operating margin improved from 5.8 per cent to 6.2 per cent for the first quarter of 2004 and from 4.4 per cent to 4.9 per cent for the 2004 full year upon transition to IFRS, primarily due to the cessation of goodwill amortization.
- Earnings per share rose from SEK 3.20 to SEK 3.63 for the first quarter of 2004 and by SEK 10.41 to SEK 12.23 for the 2004 full year upon transition to IFRS.
- Cash flow after investments has not been affected by the transition to IFRS.

IAS 32* and *IAS 39 Financial instruments: Disclosure and Presentation* and *Recognition and Measurement, which both deal with financial instruments, are applied effective 1 January 2005. No adjustment for the 2004 comparison year is to be made. All accumulated effects attributable to the re-evaluation of financial instruments in accordance with IAS 39 will be reported as adjustments of shareholders' equity.

MSEK	Closing balance 2004 acc. to IFRS	IAS 39	Opening balance 1 Jan 2005
Intangible fixed assets	899.6	-	899.6
Tangible fixed assets	2,960.4	-	2,960.4
Financial fixed assets	129.1	-	129.1
Current assets	5,377.2	21.8	5,399.0
Total assets	9,366.3	21.8	9,388.1
Shareholders' equity	3,947.5	11.4	3,963.4
Long-term liabilities	2,420.0	4.5	2,420.0
Current liabilities	2,998.8	5.9	3,004.7
Total shareholders' equity and liabilities	9,366.3	21.8	9,388.1

Financial instruments and derivative instruments

The Group's financial assets and liabilities are normally recognised at acquisition value. Liabilities for which the acquisition value differs from the nominal value are reported at the amortized cost, whereby the premium or discount value is distributed across the period of validity. Currency swaps and loans in foreign currencies are valued and reported at fair value, based on the exchange rate on the closing date.

The Group utilizes currency-exchange forwards and raw material derivatives to hedge its exposure to fluctuations in exchange rates and aluminium prices. These are reported in the balance sheet from 1 January 2005 and are valued at market prices on the closing date.

For hedges that meet the criteria for hedge accounting in accordance with IAS39, unrealized changes in the fair value of the hedge reserve included in shareholders' equity are reported. When the hedge relation ceases, the effect of the derivative and the financial liability/asset are reported directly in the income statement.

For other derivatives that do not meet the requirements for hedge accounting, the effect is reported directly in the income statement.